RESONANT INC.
10900 Stonelake Blvd
Suite 100, Office 02-130
Austin TX 78759

May 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Resonant Inc.
Registration Statement on Form S-3 (File No. 333-254242)
Acceleration Request

Requested Date:	May 19, 2021
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Resonant Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-254242) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as possible.

Very truly yours,

RESONANT INC.

By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer